KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

This management's discussion and analysis ("MD&A"), prepared as of May 10, 2022, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at March 31, 2022 and for the three months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2021 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2022, as well as our outlook.
This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 37 – 39 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.
Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.
1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic and global sanctions. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts and per ounce amounts)	2022	2021	Change	% Change
Operating Highlights
Total gold equivalent ounces(a),(g)
Produced(c)	509,241	563,166	(53,925)	(10%	)
Sold(c)	495,475	552,198	(56,723)	(10%	)

Total gold equivalent ounces from continuing operations(a),(h)
Produced(c)	413,350	440,914	(27,564)	(6%	)
Sold(c)	409,538	430,045	(20,507)	(5%	)

Attributable gold equivalent ounces(a),(g)
Produced(c)	505,748	558,777	(53,029)	(9%	)
Sold(c)	491,894	548,084	(56,190)	(10%	)

Attributable gold equivalent ounces from continuing operations(a),(h)
Produced(c)	409,857	436,525	(26,668)	(6%	)
Sold(c)	405,957	425,931	(19,974)	(5%	)

Financial Highlights from Continuing Operations(h)
Metal sales	$768.0	$768.7	$(0.7)	(0%	)
Production cost of sales	$410.6	$345.2	$65.4	19%
Depreciation, depletion and amortization	$180.8	$188.8	$(8.0)	(4%	)
Operating earnings	$102.5	$144.3	$(41.8)	(29%	)
Net earnings from continuing operations attributable to common shareholders	$82.3	$76.2	$6.1	8%
Basic earnings per share from continuing operations attributable to common shareholders	$0.07	$0.06	$0.01	17%
Diluted earnings per share from continuing operations attributable to common shareholders	$0.06	$0.06	$-	0%
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$70.6	$102.4	$(31.8)	(31%	)
Adjusted net earnings from continuing operations per share(b)	$0.06	$0.08	$(0.02)	(25%	)
Net cash flow of continuing operations provided from operating activities	$105.2	$145.1	$(39.9)	(27%	)
Adjusted operating cash flow from continuing operations(b)	$261.0	$298.9	$(37.9)	(13%	)
Capital expenditures from continuing operations (d)	$106.3	$191.6	$(85.3)	(45%	)
Free cash flow from continuing operations(b)	$(1.1)	$(46.5)	$45.4	98%
Average realized gold price per ounce from continuing operations(e)	$1,875	$1,787	$88	5%
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(f)	$1,003	$803	$200	25%
Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$1,000	$798	$202	25%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$994	$789	$205	26%
Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,241	$1,044	$197	19%
Attributable(a) all-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,245	$1,051	$194	18%
Attributable(a) all-in cost from continuing operations per ounce sold on a by-product basis(b)	$1,471	$1,432	$39	3%
Attributable(a) all-in cost from continuing operations per equivalent ounce(c) sold(b)	$1,473	$1,435	$38	3%

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)
The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

(c)
 “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2022 was 78.19:1 (first quarter of 2021 - 68.33:1).

(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)
“Consolidated production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

(g)	Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol and Dvoinoye mines up to March 31, 2022.
(h)
In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. Results for the three months ended March 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Russian operations due to the classification of these operations as discontinued as of March 31, 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Consolidated Financial Performance
This Consolidated Financial Performance section references attributable production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share; adjusted operating cash flow from continuing operations, free cash flow from continuing operations, attributable all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.
First quarter 2022 vs. First quarter 2021
Kinross’ attributable production from continuing operations decreased by 6% compared to the first quarter of 2021, primarily due to lower production at Round Mountain and Bald Mountain due to decreases in ounces recovered from the heap leach pads, and at Chirano due to a decrease in grades. These decreases were partially offset by higher production at Tasiast due to an increase in grade as the site has started to access ore from West Branch 4.

Metal sales from continuing operations were comparable to the first quarter of 2021 due to an increase in average realized gold price, offset by a decrease in gold equivalent ounces sold. The average realized gold price from continuing operations increased to $1,875 per ounce in the first quarter of 2022 from $1,787 per ounce in the same period in 2021. Gold equivalent ounces sold from continuing operations decreased to 409,538 ounces in the first quarter of 2022 compared to 430,045 ounces in the first quarter of 2021, primarily due to the decreases in production as described above.

Production cost of sales from continuing operations in the first quarter of 2022 increased by 19% compared to the first quarter of 2021, due to inflationary cost pressures and increases in operating waste mined at Tasiast, Paracatu and Fort Knox. Partially offsetting the increase is a decrease at Round Mountain due to a decrease in gold equivalent ounces sold, offset by higher operating waste mined.

Attributable production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 25% and 26%, respectively, in the first quarter of 2022 compared to the same period in 2021, due to the decrease in ounces sold and increase in operating waste mined, as described above, as well as inflationary pressures on consumables. Consolidated production cost of sales per equivalent ounce sold was comparable to both attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis.

In the first quarter of 2022, depreciation, depletion and amortization from continuing operations decreased by 4% compared to the same period in 2021, mainly due to decreases in the depreciable asset base and gold equivalent ounces sold at Chirano, and a decrease in gold equivalent ounces sold at Round Mountain and Bald Mountain. These decreases were partially offset by an increase at Tasiast due to the increase in gold equivalent ounces sold in the first quarter of 2022.

Operating earnings from continuing operations decreased to $102.5 million in the first quarter of 2022 from $144.3 million in the same period in 2021. This decrease was primarily due to the increase in production cost of sales, as described above, partially offset by the decrease in depreciation, depletion and amortization, as described above.

In the first quarter of 2022, the Company recorded a tax recovery from continuing operations of $4.5 million, compared to a tax expense from continuing operations of $55.1 million in the first quarter of 2021. The $4.5 million tax recovery from continuing operations recognized in the first quarter of 2022 included $15.7 million of deferred tax recovery, compared to $6.3 million of deferred tax expense in the first quarter of 2021, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil. In addition, income tax expense decreased in the first quarter of 2022 compared to the first quarter of 2021, due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the first quarters of both 2022 and 2021 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in the first quarter of 2022 were $82.3 million, or $0.07 per share, compared to $76.2 million, or $0.06 per share, in the same period in 2021. The increase was primarily as a result of the decrease in income tax expense in the first quarter of 2022, partially offset by the decrease in operating earnings from continuing operations as described above.

Adjusted net earnings from continuing operations attributable to common shareholders in the first quarter of 2022 were $70.6 million, or $0.06 per share, compared to adjusted net earnings from continuing operations attributable to common shareholders of $102.4

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

million, or $0.08 per share, for the same period in 2021. The decrease in adjusted net earnings from continuing operations was primarily due to the decrease in operating earnings from continuing operations, as described above.

Net cash flow of continuing operations provided from operating activities decreased to $105.2 million in the first quarter of 2022 from $145.1 million in the first quarter of 2021, primarily due to lower operating earnings from continuing operations.
In the first quarter of 2022, adjusted operating cash flow from continuing operations decreased to $261.0 million from $298.9 million in the same period of 2021, primarily due to the decrease in net cash flow of continuing operations provided from operating activities described above, offset by a decrease in current tax expense.

Capital expenditures from continuing operations decreased to $106.3 million compared to $191.6 million in the first quarter of 2021, primarily due to mine sequencing at Fort Knox, Tasiast and Round Mountain involving an increase in operating waste mined and a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa.
Free cash flow from continuing operations was a net outflow of $1.1 million in the first quarter of 2022, compared with a net outflow of $46.5 million in the same period of 2021, due to lower capital expenditures.
In the first quarter of 2022, attributable all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 18% and 19%, respectively, compared to the same period in 2021 primarily due to the increase in production cost of sales from continuing operations and decrease in ounces sold. In the first quarter of 2022, attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis both increased by 3% compared to the same period in 2021 primarily due to the increase in production cost of sales from continuing operations and decrease in ounces sold.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2021 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2021, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2021 annual MD&A.
Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the first quarter of 2022, the average price of gold was $1,877 per ounce, with gold trading between $1,788 and $2,039 per ounce based on the London PM Fix gold price. This compares to an average of $1,794 per ounce during the first quarter of 2021, with a low of $1,684 per ounce and a high of $1,943 per ounce. During the first quarter of 2022, Kinross realized an average price of $1,875 per ounce, from continuing operations, compared to $1,787 per ounce for the same period in 2021. During the first quarter of 2022, gold prices benefitted from increased safe haven demand primarily driven by geopolitical risk and increasing inflation.
Cost Sensitivity
The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The Company is affected by current ongoing inflationary pressures. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions.
The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the first quarter of 2022, compared to the first quarter of 2021, primarily due to the strengthening fuel demand and global energy supply concerns. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.
Currency Fluctuations
At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

currencies strengthen. During the first quarter of 2022, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Chilean peso, Mauritanian ouguiya, Ghanaian cedi and Russian rouble and was weaker compared to the Brazilian real, compared to the same period in 2021. As at March 31, 2022, the U.S. dollar was stronger compared to the December 31, 2021 spot exchange rates of the Ghanaian cedi, Mauritanian ouguiya and Russian rouble and was weaker compared to the December 31, 2021 spot exchange rates of the Canadian dollar, Brazilian real and Chilean peso. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.
3.	OUTLOOK
The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 37 – 39 of this MD&A.
This Outlook section references all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definition of this non-GAAP ratio and comparable reconciliation is included in Section 11 of this MD&A.
Kinross has adjusted its 2022 company-wide guidance previously disclosed on February 16, 2022 to exclude its assets from Russia and Ghana for full-year 2022 and other future guidance figures due to their pending divestments. As Kinross’ share of Chirano (90%) is now excluded from guidance, all guidance figures are no longer on an attributable basis, but on a total basis.

Production Guidance

On a pro-forma portfolio basis, Kinross maintained its 2022 production guidance of 2.15 million gold equivalent ounces (+/- 5%). The Company continues to expect higher production in the second half of the year, which is largely driven by increased production at Paracatu, Tasiast and La Coipa.

The Company’s 2023 and 2024 production guidance have been adjusted to 2.3 and 2.1 million gold equivalent ounces (+/- 5%), respectively. Kinross expects to maintain a substantial production profile with estimated average production of two million gold equivalent ounces per year over the remainder of the decade.

Inflation Impact

The ongoing global impacts of the COVID-19 pandemic and inflation have been factored into the Company’s 2022 attributable cost of sales and capital expenditures guidance. Potential additional inflationary impacts have been excluded from the Company’s forecast for its 2023 and 2024 capital forecast. Kinross continues to closely monitor the impact of inflationary pressures on its operations and projects.

Cost Guidance

	Updated	2021
	2022 Guidance	Full-Year
	(+/-5%)	Results(a)
Production cost of sales per equivalent ounce sold	$830	$832
All-in sustaining cost per equivalent ounce sold	$1,150	$1,138
(a)
Results as previously reported for the year ended December 31, 2021 include Ghanaian and Russian operations. Production cost of sales per equivalent ounce sold for the year ended December 31, 2021 is “Consolidated production cost of sales per equivalent ounce sold” and is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold. Attributable all-in sustaining cost per equivalent ounce sold of $1,138 for the year ended December 31, 2021 includes Kinross' share of Chirano (90%) production and costs. The definition and reconciliation of this non-GAAP ratio is included in Section 11 of this MD&A.

Taking into account current gold and oil prices, Kinross’ production cost of sales per equivalent ounce sold forecast has been maintained at $830 (+/- 5%) for 2022. Production cost of sales per equivalent ounce is expected to decrease during the second half of the year largely due to the anticipated increase in production.

The 2022 guidance for all-in sustaining cost will be $1,150 (+/- 5%) per equivalent ounce sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

The following assumptions related to gold and oil prices have been used to forecast the Company’s cost of sales and all-in sustaining cost guidance:
•	a gold price of $1,800 per ounce;
•	an oil price of $100 per barrel;
o	including a $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on fuel consumption costs on production cost of sales per ounce.

The other key assumptions and sensitivities disclosed in the Company’s original guidance on February 16, 2022 have not changed.

Capital Expenditures Guidance

The 2022 capital expenditures forecast has been lowered to $850 million (+/- 5%). Kinross’ capital expenditures outlook for 2023 and 2024 is approximately $750 million per year, excluding inflationary impacts and based on Kinross’ current production guidance. As the Company continues to develop and optimize its portfolio, other projects, such as Manh Choh and Great Bear, may be incorporated into its capital expenditures forecast over the 2023 - 2024 timeframe.

Other 2022 Guidance Updates

The 2022 forecast for exploration has been increased to approximately $140 million, all of which is expected to be expensed. The increase is primarily related to the inclusion of the comprehensive exploration program planned at the Great Bear project.

The 2022 forecast for overhead (general and administrative and business development expenses) has been reduced to approximately $145 million.

Other operating costs expected to be incurred in 2022 are now estimated to be $120 million (+/- 5%), which are principally due to care and maintenance, reclamation, and pandemic-related mitigation measures.

Based on an assumed gold price of $1,800 per ounce, and with other original budget assumptions maintained, tax expense is expected to be $150 million and taxes paid is expected to be $125 million. Adjusting the Brazilian real to the respective exchange rate of 5.58 to the U.S. dollar in effect at December 31, 2021, tax expense would be expected to be $190 million. Tax expense is expected to increase by 22% of any profit resulting from higher gold prices. Taxes paid is expected to increase by approximately $5 million for every $100 increase in the realized gold price.

Depreciation, depletion and amortization is now forecast to be approximately $440 per gold equivalent ounce sold (+/- 5%).

The interest paid forecast has been updated to be approximately $95 million, which includes approximately $40 million of capitalized interest.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS
Tasiast 24k

At the Tasiast 24k project, the process plant is now regularly reaching throughput of 21,000 tonnes per day (“t/d”), with efforts underway to further reduce commissioning downtime. The second phase of the project continues to progress well and is on track to meet throughput of 24,000 t/d by mid-2023. Engineering is planned to be substantially completed during the second quarter of 2022 and construction of the site’s third leach tank is now 70% complete.

Great Bear project update

On February 24, 2022, Kinross announced that it had completed the acquisition of Great Bear Resources Ltd. On April 7, 2022, the Company provided an update on development at the Great Bear project in Red Lake, Ontario, with assay results from 60 holes drilled in the LP Fault zone continuing to confirm gold mineralization, which is open along strike and at depth. Kinross has received additional assay results from 25 holes since the last update which continue to support the Company’s view of a high-grade, top tier deposit that underpins the prospect of developing a large, long-life mining complex. Kinross remains on track to declare an initial inferred mineral resource for the Great Bear project as part of its 2022 year-end results and commence a pre-feasibility study in 2023.

Exploration, study, and permitting activities continue to ramp up at the project, with approximately 200,000 metres of exploration and infill drilling expected to be completed in 2022. The drilling program will continue to focus on the LP Fault zone, the most significant

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

discovery to date at the project. There are currently eight diamond drills and two reverse-circulation (“RC”) rigs active on site. The RC rigs are being utilized for a grade control program that is expected to inform the continuity and distribution of the high grade in the LP zone, while also testing grade control methodology. Since March 2022, approximately 11,800 metres of the planned 35,000-metre grade control program have been drilled.

Kinross is also analyzing an advanced exploration program that would establish an underground decline and workings. The advanced program would allow for underground drilling for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones, as well as bulk sampling. The Company is targeting a potential start of the advanced program as early as 2024.

Baseline environmental surveys and local community socio-economic studies required for the permitting process are underway, and the Company is now working with a team of experts who have permitted multiple operating mines in Ontario. Kinross is also continuing its local stakeholder engagement program and working to foster strong relationships with local communities and with its partners in the Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located.

Manh Choh

At the 70%-owned Manh Choh project in Alaska, feasibility study work is progressing well and is expected to be completed on schedule by the end of 2022. Permit applications are advancing as planned, with the Company now liaising with regulators on comments received regarding key permit applications submitted at the end of last year. Kinross has also signed an extension of the community support agreement with the Native Village of Tetlin and is continuing to prioritize transparent community engagements and generating local economic benefits as it develops the project. Initial production is on schedule to commence in late 2024, subject to permitting.

Lobo-Marte

The Lobo-Marte project in Chile continues to provide optionality for Kinross’ long-term portfolio as a potential large, low-cost mine, following the completion of the project feasibility study in November 2021. The timing and go-forward decision for the project will depend on a range of factors, including the gold price environment and projections, economic returns, permitting, priorities in the Company’s portfolio and other potential opportunities in the region, including mine life extensions at La Coipa. Should further La Coipa mine life extension opportunities be successful, Lobo-Marte’s timing is expected to be affected accordingly.

Other developments

Divestment of Russia assets

On April 5, 2022, Kinross announced that it had entered into an agreement with the Highland Gold Mining group of companies and its affiliates to sell 100% of its Russian assets for total consideration of $680 million in cash. The total cash consideration includes $400 million for the Kupol mine and $280 million for the Udinsk project. Kinross will receive $100 million at closing and the remaining total consideration is scheduled to be received in annual payments from 2023 through to 2027.

The deferred payments are secured by an extensive security package that includes share pledges, financial guarantees and an escrow account, with all payments payable in U.S. dollars. The parties are continuing to advance the closing process and the transaction remains subject to Russian government approval. In light of unprecedented circumstances, the timing and outcome of such an approval is uncertain.

Divestment of Ghana assets

On April 25, 2022, Kinross announced that it had entered into an agreement with Asante to sell its 90% interest in the Chirano mine in Ghana for total consideration of $225 million in cash and shares. Upon closing of the transaction, Kinross is to receive $115 million in cash and $50 million in Asante common shares, provided that the issuance of Asante common shares will not result in Kinross exceeding a 9.9% ownership in Asante. The agreement also provides for total deferred payments of $60 million in cash. If the 9.9% share ownership limit is reached, the remainder of the $50 million is to be paid by increasing the deferred cash payments. The transaction closing is targeted for the end of May 2022.

Round Mountain mine optimization

The Round Mountain mine optimization program is progressing on schedule to be completed in the second half of the year. The program is continuing to assess shallower pit wall slope angles over a larger area of the pit to enhance stability, along with an optimal

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

mine plan sequence for Phase W, Phase S and Phase X. These include longer-term mine plan scenarios post-2024 that optimize stripping requirements while continuing to evaluate the underground potential for portions of Phase W and Phase X.

The program’s interim results are now contemplating a mine plan sequence that divides mining of Phase W into four parts. The first two parts would be mined over the next three to four years as part of the open pit, given stripping had already commenced in these areas, and would account for approximately 20% of Round Mountain’s mineral reserve estimates. Phase S mining is expected to start later this year (at December 31, 2021, 938,000 gold equivalent ounces at Phase S were converted to proven and probable reserves). Mining for the third and fourth parts of Phase W is expected to commence post-2024 and could potentially include underground mining as the Company continues to explore opportunities at Phase X.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Three months ended March 31,
(in millions, except ounces and per ounce amounts)	2022	2021	Change	% Change
Operating Statistics
Total gold equivalent ounces(a),(d)
Produced(b)	509,241	563,166	(53,925)	(10%	)
Sold(b)	495,475	552,198	(56,723)	(10%	)

Total gold equivalent ounces from continuing operations (a),(e)
Produced(b)	413,350	440,914	(27,564)	(6%	)
Sold(b)	409,538	430,045	(20,507)	(5%	)

Attributable gold equivalent ounces(a),(d)
Produced(b)	505,748	558,777	(53,029)	(9%	)
Sold(b)	491,894	548,084	(56,190)	(10%	)

Attributable gold equivalent ounces from continuing operations(a),(e)
Produced(b)	409,857	436,525	(26,668)	(6%	)
Sold(b)	405,957	425,931	(19,974)	(5%	)

Gold ounces - sold from continuing operations(e)	407,104	426,327	(19,223)	(5%	)
Silver ounces - sold from continuing operations (000's)(e)	191	254	(63)	(25%	)
Average realized gold price per ounce from continuing operations(c),(e)	$1,875	$1,787	$88	5%

Financial data from Continuing Operations(e)
Metal sales	$768.0	$768.7	$(0.7)	(0%	)
Production cost of sales	$410.6	$345.2	$65.4	19%
Depreciation, depletion and amortization	$180.8	$188.8	$(8.0)	(4%	)
Operating earnings	$102.5	$144.3	$(41.8)	(29%	)
Net earnings from continuing operations attributable to common shareholders	$82.3	$76.2	$6.1	8%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2022 was 78.19:1 (first quarter of 2021 - 68.33:1).

(c)	"Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(d)	Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol and Dvoinoye mines up to March 31, 2022.
(e)
In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. Results for the three months ended March 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Russian operations due to the classification of these operations as discontinued as of March 31, 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Operating Earnings (Loss) by Segment

	Three months ended March 31,
(in millions)	2022	2021	Change	% Change(d)
Operating segments(a)
Fort Knox	$8.5	$17.9	$(9.4)	(53%	)
Round Mountain	22.5	47.3	(24.8)	(52%	)
Bald Mountain	(0.7)	7.1	(7.8)	(110%	)
Paracatu	42.1	103.8	(61.7)	(59%	)
Tasiast	79.4	37.0	42.4	115%
Chirano	(0.2)	(1.6)	1.4	88%
Non-operating segments
Great Bear(b)	(4.0)	-	(4.0)	nm
Corporate and other(c)	(45.1)	(67.2)	22.1	33%
Total	$102.5	$144.3	$(41.8)	(29%	)

(a)
In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. Results for the three months ended March 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as of March 31, 2022.

(b)	On February 24, 2022, the Company acquired Great Bear.
(c)
"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Mining Operations
Fort Knox (100% ownership and operator) – USA

	Three months ended March 31,
	2022	2021	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	13,743	8,174	5,569	68%
Tonnes processed (000's)(a)	14,862	9,147	5,715	62%
Grade (grams/tonne)(b)	0.66	0.57	0.09	16%
Recovery(b)	79.8%	80.3%	(0.5% )	(1%	)
Gold equivalent ounces:
Produced	54,803	55,815	(1,012)	(2%	)
Sold	52,813	55,561	(2,748)	(5%	)

Financial Data (in millions)
Metal sales	$98.1	$98.5	$(0.4)	(0%	)
Production cost of sales	67.4	57.7	9.7	17%
Depreciation, depletion and amortization	20.9	22.5	(1.6)	(7%	)
	9.8	18.3	(8.5)	(46%	)
Other operating expense	0.2	0.3	(0.1)	(33%	)
Exploration and business development	1.1	0.1	1.0	nm
Segment operating earnings	$8.5	$17.9	$(9.4)	(53%	)
(a)	Includes 13,010,000 tonnes placed on the heap leach pad during the first quarter of 2022 (first quarter of 2021 - 7,396,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.17 grams per tonne during the first quarter of 2022 (first quarter of 2021 - 0.20 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

First quarter 2022 vs. First quarter 2021
Tonnes of ore mined increased by 68% in the first quarter of 2022 largely due to planned mine sequencing. During the first quarter of 2022, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 9. Tonnes of ore processed increased by 62%, compared to the first quarter of 2021, due to the increase in tonnes of ore mined and an increase in tonnes placed on the Barnes Creek heap leach facility. Gold equivalent ounces produced and sold decreased by 2% and 5%, respectively, compared to the first quarter of 2021, largely due to the timing of ounces processed through the mill.
During the first quarter of 2022, metal sales were comparable to the same period in 2021, due to the increase in average metal prices realized, offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 17% compared to the first quarter of 2021, primarily due to higher operating waste mined, and higher contractor, fuel and reagent costs, partially offset by the decrease in gold equivalent ounces sold. During the first quarter of 2022, depreciation, depletion, and amortization decreased by 7% compared to the same period in 2021, due to the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Round Mountain (100% ownership and operator) – USA

	Three months ended March 31,
	2022	2021	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	3,767	3,843	(76)	(2%	)
Tonnes processed (000's)(a)	4,137	4,995	(858)	(17%	)
Grade (grams/tonne)(b)	0.80	0.70	0.10	14%
Recovery(b)	78.6%	80.9%	(2.3% )	(3%	)
Gold equivalent ounces:
Produced	45,319	74,286	(28,967)	(39%	)
Sold	46,959	73,878	(26,919)	(36%	)

Financial Data (in millions)
Metal sales	$87.6	$131.6	$(44.0)	(33%	)
Production cost of sales	52.3	63.1	(10.8)	(17%	)
Depreciation, depletion and amortization	12.1	17.0	(4.9)	(29%	)
	23.2	51.5	(28.3)	(55%	)
Other operating expense	0.4	3.8	(3.4)	(89%	)
Exploration and business development	0.3	0.4	(0.1)	(25%	)
Segment operating earnings	$22.5	$47.3	$(24.8)	(53%	)
(a)	Includes 3,208,000 tonnes placed on the heap leach pads during the first quarter of 2022 (first quarter of 2021 – 4,019,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.36 grams per tonne during the first quarter of 2022 (first quarter of 2021 – 0.46 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2022 vs First quarter 2021
Tonnes of ore mined decreased by 2%, compared to the first quarter of 2021, primarily due to planned mine sequencing. Tonnes of ore processed decreased by 17%, compared to the first quarter of 2021, due to a decrease in tonnes of ore placed on the heap leach pads. Mill grades increased by 14% compared to the first quarter of 2021, due to mine sequencing. Gold equivalent ounces produced and sold decreased by 39% and 36%, respectively, compared to the first quarter of 2021, due to a decrease in ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first quarter of 2022 were higher than production due to timing of sales.
Metal sales decreased by 33% in the first quarter of 2022 compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 17% compared to the first quarter of 2021, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher operating waste mined, and higher fuel, power, maintenance supplies and reagent costs. Depreciation, depletion and amortization decreased by 29% in the first quarter of 2022 compared to the same period in 2021, primarily due to the decrease in gold equivalent ounces sold and increase in mineral reserves at the end of 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Bald Mountain (100% ownership and operator) – USA

	Three months ended March 31,
	2022	2021	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)	3,870	2,025	1,845	91%
Tonnes processed (000's)	3,870	2,025	1,845	91%
Grade (grams/tonne)	0.63	0.48	0.15	31%
Gold equivalent ounces:
Produced	36,071	51,408	(15,337)	(30%	)
Sold	41,017	48,250	(7,233)	(15%	)

Financial Data (in millions)
Metal sales	$76.5	$85.8	$(9.3)	(11%	)
Production cost of sales	40.3	37.0	3.3	9%
Depreciation, depletion and amortization	35.1	40.2	(5.1)	(13%	)
	1.1	8.6	(7.5)	(87%	)
Other operating expense	0.5	0.3	0.2	67%
Exploration and business development	1.3	1.2	0.1	8%
Segment operating (loss) earnings	$(0.7)	$7.1	$(7.8)	(110%	)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2022 vs. First quarter 2021
In the first quarter of 2022, tonnes of ore mined and processed each increased by 91% compared to the first quarter of 2021, due to planned mine sequencing. Mining activities were focused in the North Area with the completion of mining of the Vantage pit in August 2021. Grade increased by 31% compared to the first quarter of 2021, due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 30% and 15%, respectively, compared to the first quarter of 2021, largely due to the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first quarter of 2022 were higher than production due to timing of sales.
In the first quarter of 2022, metal sales decreased by 11% compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 9% compared to the first quarter of 2021, due to higher fuel, reagent and contractor costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 13% compared to the first quarter of 2021, primarily due to the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Paracatu (100% ownership and operator) – Brazil

	Three months ended March 31,
	2022	2021	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	6,165	12,612	(6,447)	(51%	)
Tonnes processed (000's)	13,645	15,372	(1,727)	(11%	)
Grade (grams/tonne)	0.33	0.38	(0.05)	(13%	)
Recovery	74.9%	75.2%	(0.3% )	(0%	)
Gold equivalent ounces:
Produced	108,009	126,547	(18,538)	(15%	)
Sold	101,886	126,811	(24,925)	(20%	)

Financial Data (in millions)
Metal sales	$189.7	$225.8	$(36.1)	(16%	)
Production cost of sales	106.6	82.8	23.8	29%
Depreciation, depletion and amortization	39.6	37.7	1.9	5%
	43.5	105.3	(61.8)	(59%	)
Other operating expense	1.1	1.4	(0.3)	(21%	)
Exploration and business development	0.3	0.1	0.2	nm
Segment operating earnings	$42.1	$103.8	$(61.7)	(59%	)

(a)	"nm" means not meaningful.
First quarter 2022 vs. First quarter 2021
Tonnes of ore mined decreased by 51% compared to the first quarter of 2021, largely due to planned mine sequencing involving higher waste mined in the quarter. Tonnes of ore processed decreased by 11% compared to the first quarter of 2021, mainly due to temporary mill downtime due to a conveyor belt failure. Grade decreased by 13% compared to the first quarter of 2021, largely due to planned mine sequencing. In the first quarter of 2022, gold equivalent ounces produced and sold decreased by 15% and 20%, respectively, compared to the same period in 2021, primarily due to the decrease in throughput and grades.

Metal sales decreased by 16% compared to the first quarter of 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 29% compared to the same period in 2021, largely due to inflationary pressures on consumables and contractor costs, as well as increases in operating waste mined and maintenance costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 5%, compared to the same period in 2021, due to an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Tasiast (100% ownership and operator) – Mauritania

	Three months ended March 31,
	2022	2021	Change		% Change(a)
Operating Statistics
Tonnes ore mined (000's)	3,462	843	2,619		nm
Tonnes processed (000's)	1,524	1,504	20		1%
Grade (grams/tonne)(a)	2.54	1.85	0.69		37%
Recovery(a)	94.3%	95.5%	(1.2%	)	(1%	)
Gold equivalent ounces:
Produced	133,695	88,964	44,731		50%
Sold	130,195	83,670	46,525		56%

Financial Data (in millions)
Metal sales	$247.4	$151.4	$96.0		63%
Production cost of sales	95.8	51.3	44.5		87%
Depreciation, depletion and amortization	57.1	48.3	8.8		18%
	94.5	51.8	42.7		82%
Other operating expense	14.2	14.3	(0.1)		(1%	)
Exploration and business development	0.9	0.5	0.4		80%
Segment operating earnings	$79.4	$37.0	$42.4		115%

(a)	"nm" means not meaningful.
First quarter 2022 vs. First quarter 2021
Tonnes of ore mined increased compared to the first quarter of 2021, mainly due to mine sequencing which allowed access to West Branch 4 in the first quarter of 2022. Tonnes of ore processed were comparable to the first quarter of 2021. During the first quarter, throughput above 21,000 tonnes per day was achieved on multiple days, but was offset by downtime for tie-ins as part of the 24k project. Mill grades increased by 37% in the first quarter of 2022 compared to the same period in 2021, mainly due to mine sequencing involving a higher-grade section of West Branch 4. In the first quarter of 2022, gold equivalent ounces produced and sold increased by 50% and 56%, respectively, compared to the same period in 2021, largely due to the increase in grade.
In the first quarter of 2022, metal sales increased by 63% compared to the first quarter of 2021, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales increased by 87% in the first quarter of 2022, compared to the same period in 2021, primarily due to the increase in gold equivalent ounces sold, as well increases in operating waste mined, and contractor and maintenance costs. Depreciation, depletion and amortization increased by 18% in the first quarter of 2022, primarily due to the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Chirano (90% ownership and operator) – Ghana(a)

	Three months ended March 31,
	2022	2021	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	651	735	(84)	(11%	)
Tonnes processed (000's)	875	821	54	7%
Grade (grams/tonne)	1.32	1.81	(0.49)	(27%	)
Recovery	86.2%	88.1%	(1.9% )	(2%	)
Gold equivalent ounces:
Produced	34,929	43,894	(8,965)	(20%	)
Sold	35,810	41,144	(5,334)	(13%	)

Financial Data (in millions)
Metal sales	$67.1	$74.3	$(7.2)	(10%	)
Production cost of sales	47.6	52.8	(5.2)	(10%	)
Depreciation, depletion and amortization	14.3	21.2	(6.9)	(33%	)
	5.2	0.3	4.9	nm
Other operating expense	4.0	-	4.0	nm
Exploration and business development	1.4	1.9	(0.5)	(26%	)
Segment operating loss	$(0.2)	$(1.6)	$1.4	87%

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.
First quarter 2022 vs. First quarter 2021
In the first quarter of 2022, tonnes of ore mined decreased by 11%, compared to the first quarter of 2021, primarily due to less ore mined from the underground deposits, partially offset by more ore mined from the open pits. Tonnes of ore processed increased by 7% compared to the first quarter of 2021, largely due to an increase in mill availability as a result of more stable power supply. Mill grade decreased by 27% in the first quarter of 2022, compared to the same period in 2021, mainly due to lower grade ore mined at the underground deposits. Gold equivalent ounces produced and sold decreased by 20% and 13%, respectively, compared to the first quarter of 2021, primarily due to the decrease in grades, partially offset by the increase in mill throughput. Gold equivalent ounces sold in the first quarter of 2022 were slightly higher than production due to timing of sales.
Metal sales decreased by 10%, compared to the first quarter of 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 10% in the first quarter of 2022, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 33%, compared to the first quarter of 2021, primarily due to a decrease in the depreciable asset base and the decrease in gold equivalent ounces sold.
As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was audited by Ghana’s Ministry of Lands and Natural Resources and the Ghana Mineral Commission pursuant to a country-wide audit of mining activities, including historical mineral sales, exports and related taxes. The audit process remains ongoing and CGML is fully cooperating with the Government.

On April 25, 2022, the Company announced that it had entered into a sale agreement with Asante Gold Corporation to sell the Chirano mine for total consideration of $225.0 million. The transaction closing is targeted for the end of May 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Maricunga (100% ownership and operator) – Chile
As a result of the suspension of mining and crushing activities at Maricunga in the fourth quarter of 2019, no ore was mined and processed in both the first quarters of 2022 and 2021. In the first quarter of 2022, gold equivalent ounces sold of 858 increased by 17% compared to gold equivalent ounces sold of 731 for the first quarter of 2021. No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $1.6 million and $(0.2) million, respectively, for the first quarter of 2022, compared to $1.3 million and $(3.4) million, respectively, for the first quarter of 2021.
La Coipa (100% ownership and operator) – Chile
At La Coipa, the first gold bar was poured in February 2022. The project was delivered on schedule and under budget despite the challenging global environment over the past two years. The plant is expected to ramp up over the next few months to reach full operating capacity mid-year. The Company continues to study opportunities to further extend mine life by incorporating adjacent pits into the mine plan.
In the first quarter of 2022, there were 174,320 and 58,400 tonnes of ore mined and processed, respectively, and 524 gold equivalent ounces produced.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Discontinued operations
Russian operations (100% ownership and operator) – Russian Federation
In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. As a result, the Company’s Russian operations have been classified as discontinued operations, and the disposal group, comprised of the related assets and liabilities, have been classified as held for sale as of March 31, 2022.
On April 5, 2022, the Company entered into a definitive agreement with the Highland Gold Mining group of companies and its affiliates to sell 100% of its Russian operations for total consideration of $680.0 million, of which $100.0 million is to be received on closing, and the remaining $580.0 million is to be received in scheduled annual payments commencing in 2023 through to 2027. The transaction is subject to the approval of the Russian government and the finalization of certain ancillary agreements.

	Three months ended March 31,
	2022	2021	Change	% Change(e)
Operating Statistics(a)
Tonnes ore mined (000's)(b)	316	312	4	1%
Tonnes processed (000's)	414	418	(4)	(1%	)
Grade (grams/tonne):
Gold	6.68	8.71	(2.03)	(23%	)
Silver	62.90	69.95	(7.05)	(10%	)
Recovery:
Gold	95.3%	94.2%	1.1%	1%
Silver	84.4%	82.6%	1.8%	2%
Gold equivalent ounces:(c)
Produced	95,891	122,252	(26,361)	(22%	)
Sold	85,937	122,153	(36,216)	(30%	)
Silver ounces:
Produced (000's)	728	765	(37)	(5%	)
Sold (000's)	656	763	(107)	(14%	)

Financial Data (in millions)
Metal sales	$153.5	$217.8	$(64.3)	(30%	)
Production cost of sales	65.4	74.7	(9.3)	(12%	)
Depreciation, depletion and amortization	12.6	18.2	(5.6)	(31%	)
Impairment charges(d)	671.0	-	671.0	nm
	(595.5)	124.9	(720.4)	nm
Other operating expense	(41.6)	21.6	(63.2)	nm
Exploration and business development	7.6	5.3	2.3	43%
	$(561.5)	$98.0	$(659.5)	nm
Other expenses	2.5	1.9	0.6	32%
Net earnings before tax	$(564.0)	$96.1	$(660.1)	nm
Income tax expense	42.1	22.8	19.3	85%
Net earnings from discontinued operations	$(606.1)	$73.3	$(679.4)	nm
(a)	Operating statistics include the results of the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(b)	Tonnes of ore mined relates entirely to the Kupol mine during the first quarter of 2022 and 2021.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2022 was 78.19:1 (first quarter of 2021 - 68.33:1).

(d)	At March 31, 2022, the Company recognized an impairment charge of $671.0 million related to the remeasurement of the Company’s Russian operations to fair value less costs to sell.
(e)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Exploration and Business Development

	Three months ended March 31,
(in millions)	2022	2021	Change	% Change
Exploration and business development	$24.8	$20.1	$4.7	23%

Included in total exploration and business development expense in the first quarter of 2022 are expenditures on exploration totaling $19.6 million, an increase compared to $13.1 million in the first quarter of 2021, primarily as a result of spend at Great Bear. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $8.1 million for the first quarter of 2022 compared to $6.7 million for the first quarter of 2021.
Kinross was active on 14 mine sites, near-mine and greenfield initiatives in the first quarter of 2022, with a total of 38,286 metres drilled. In the first quarter of 2021, Kinross was active on 13 mine sites, near-mine and greenfield initiatives, with a total of 44,634 metres drilled.
General and Administrative

	Three months ended March 31,
(in millions)	2022	2021	Change	% Change
General and administrative	$30.2	$30.7	$(0.5)	(2%	)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, U.S., Brazil, Chile, the Netherlands, and the Canary Islands.
Other (Expense) Income – Net

	Three months ended March 31,
(in millions)	2022	2021	Change	% Change(a)
Net losses on dispositions of assets	(1.4)	(0.5)	(0.9)	(180%	)
Foreign exchange (losses) gains - net	(2.4)	5.8	(8.2)	(141%	)
Net non-hedge derivative losses	(0.6)	(1.5)	0.9	60%
Other - net	(0.6)	0.4	(1.0)	nm
Other (expense) income - net	$(5.0)	$4.2	$(9.2)	nm

(a)	"nm" means not meaningful.
Other (expense) income - net changed from income of $4.2 million in the first quarter of 2021 to an expense of $5.0 million in the first quarter of 2022.
Finance Expense

	Three months ended March 31,
(in millions)	2022	2021	Change	% Change
Accretion of reclamation and remediation obligations	$4.8	$3.2	$1.6	50%
Interest expense, including accretion of lease liabilities	17.2	15.8	1.4	9%
Finance expense	$22.0	$19.0	$3.0	16%

Interest expense in the first quarter of 2022 was $17.2 million compared to $15.8 million in the same period in 2021. Interest capitalized in the first quarter of 2022 decreased to $10.2 million, compared to $15.2 million in the first quarter of 2021, as a result of lower capital expenditures.
Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

The Company recorded an income tax recovery from continuing operations of $4.5 million in the first quarter of 2022, compared to an income tax expense from continuing operations of $55.1 million in the first quarter of 2021. The $4.5 million income tax recovery from continuing operations included $15.7 million of deferred tax recovery, compared to $6.3 million of deferred tax expense in the first quarter of 2021, resulting from the net foreign currency translation of tax deductions of the Company’s operation in Brazil. Kinross' combined federal and provincial statutory tax rate for the first quarters of both 2022 and 2021 was 26.5%.
There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.
In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with International Financial Reporting Standards (“IFRS”).
Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.
6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:
	Three months ended March 31,
(in millions)	2022	2021	Change	% Change(c)
Cash Flow:
Of continuing operations provided from operating activities(a)	$105.2	$145.1	$(39.9)	(27%	)
Of discontinued operations provided from operating activities(a)	91.4	134.7	(43.3)	(32%	)
Of continuing operations used in investing activities(a)	(1,159.3)	(213.8)	(945.5)	nm
Of discontinued operations used in investing activities(a)	(11.2)	(155.0)	143.8	93%
Of continuing operations provided from (used in) financing activities(a)	1,034.5	(64.4)	1,098.9	nm
Of discontinued operations used in financing activities(a)	-	-	-	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations(a)	-	(0.2)	0.2	nm
Effect of exchange rate changes on cash and cash equivalents of discontinued operations(a)	(3.9)	(1.2)	(2.7)	nm
Increase (decrease) in cash and cash equivalents	56.7	(154.8)	211.5	137%
Cash and cash equivalents, beginning of period	531.5	1,210.9	(679.4)	(56%	)
Reclassified to assets held for sale(b)	(134.0)	-	(134.0)	nm
Cash and cash equivalents, end of period	$454.2	$1,056.1	$(601.9)	(57%	)

(a)	The comparative figures have been recast to present results from Russian operations as discontinued operations.
(b)	As at March 31, 2022, cash and cash equivalents of the Company’s Russian operations were classified to assets held for sale.
(c)	“nm” means not meaningful.

In the first quarter of 2022, cash and cash equivalent balances increased by $56.7 million from December 31, 2021 compared to a decrease of $154.8 million in the first quarter of 2021. Detailed discussions regarding cash flow movements are noted below.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Operating Activities
First quarter 2021 vs. First quarter 2020
Net cash flow of continuing operations provided from operating activities decreased by $39.9 million compared to the first quarter of 2021, mainly due to decreased operating earnings.
Investing Activities
First quarter 2022 vs. First quarter 2021
Net cash flow used in investing activities of continuing operations was $1,159.3 million in the first quarter of 2022 compared to $213.8 million in the first quarter of 2021.
In the first quarter of 2022, cash was primarily used for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $106.3 million. The primary uses of cash in the first quarter of 2021 were for capital expenditures of $191.6 million. Interest paid capitalized to property, plant and equipment was $11.0 million in the first quarter of 2022 compared to $23.2 million in the same period in 2021.
The following table presents a breakdown of capital expenditures(a) from continuing operations(b) on a cash basis:

	Three months ended March 31,
(in millions)	2022	2021	Change	% Change(d)
Operating segments
Fort Knox	$2.9	$25.4	$(22.5)	(89%	)
Round Mountain	16.0	31.3	(15.3)	(49%	)
Bald Mountain	5.8	8.9	(3.1)	(35%	)
Paracatu	16.0	20.8	(4.8)	(23%	)
Tasiast	19.4	68.6	(49.2)	(72%	)
Chirano	5.5	10.1	(4.6)	(46%	)
Non-operating segments
Great Bear	-	-	-	nm
Corporate and other(c)	40.7	26.5	14.2	54%
Total	$106.3	$191.6	$(85.3)	(45%	)

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)
In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. Results for the three months ended March 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as of March 31, 2022.

(c)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).
(d)	“nm” means not meaningful.

In the first quarter of 2022, capital expenditures decreased by $85.3 million, compared to the same period in 2021, primarily due to mine sequencing at Fort Knox, Tasiast and Round Mountain involving an increase in operating waste mined and a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa.

Financing Activities
First quarter 2022 vs. First quarter 2021
Net cash flow of continuing operations provided from financing activities was $1,034.5 million in the first quarter of 2022 compared with net cash flow of continuing operations used in financing activities of $64.4 million in the first quarter of 2021.
In the first quarter of 2022, net cash flow of continuing operations provided from financing activities included proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear. Net cash flow of continuing operations provided from financing activities also included dividends paid to common shareholders of $38.9 million and interest paid of $24.7 million. In the first

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

quarter of 2021, net cash flow of continuing operations used in financing activities included dividends paid to common shareholders of $37.8 million and interest paid of $23.6 million.

Balance Sheets

	As at,
	March 31,	December 31,
(in millions)	2022	2021
Cash and cash equivalents	$454.2	$531.5
Current assets	$2,189.6	$1,948.9
Total assets	$11,122.0	$10,428.1
Current liabilities, including current portion of long-term debt	$661.1	$741.4
Total debt and credit facilities, including current portion	$2,728.8	$1,629.9
Total liabilities	$4,684.2	$3,778.5
Common shareholders' equity	$6,367.7	$6,580.9
Non-controlling interests	$70.1	$68.7

At March 31, 2022, Kinross had cash and cash equivalents of $454.2 million, a decrease of $77.3 million from the balance as at December 31, 2021, primarily due to the reclassification of $134.0 million of cash and cash equivalents of the Company’s Russian operations to assets held for sale. These decreases were partially offset by cash flow provided from financing activities of $1,034.5 million as a result of proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear. Current assets increased by $240.7 million to $2,189.6 million mainly due to the reclassification of all of the assets of the Company’s Russian operations as held for sale of $498.4 million, partially offset by a decrease in inventories of $106.9 million. Total assets increased by $693.9 million to $11,122.0 million, mainly due to the increase in property, plant and equipment of $630.6 million primarily related to the Great Bear acquisition. Current liabilities decreased by $80.3 million to $661.1 million, primarily due to decreases in accounts payable and accrued liabilities and current income tax payable. Total liabilities increased by $905.7 million to $4,684.2 million, mainly due to the $1.0 billion term loan entered into in the first quarter of 2022.
As of May 9, 2022, there were 1,299.2 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.7 million share purchase options outstanding under its share option plan.
On May 10, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on June 16, 2022 to shareholders of record on June 2, 2022.
Financings and Credit Facilities

Senior notes
The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
Revolving credit facility and term loan
As at March 31, 2022, the Company had utilized $306.6 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.6 million was used for letters of credit. During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition.
On March 7, 2022, the Company completed a new term loan facility for $1,000.0 million. The Company used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at March 31, 2022, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at March 31, 2022.

Tasiast loan
The $200.0 million asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest and principal payments to be made in June and December for the term of the loan. Principal repayments of $20.0 million are due in June and December 2022.

As at March 31, 2022, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.

Other
The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at March 31, 2022, $232.4 million (December 31, 2021 - $232.3 million) was utilized under this facility.

In addition, at March 31, 2022, the Company had $192.3 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.79%.

As at March 31, 2022, $308.2 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

The following table outlines the credit facility utilizations and availabilities:

	As at,
	March 31,	December 31,
(in millions)	2022	2021
Utilization of revolving credit facility	$(306.6)	$(206.5)
Utilization of EDC facility	(232.4)	(232.3)
Borrowings	$(539.0)	$(438.8)

Available under revolving credit facility	$1,193.4	$1,293.5
Available under EDC credit facility	67.6	67.7
Available credit	$1,261.0	$1,361.2

Total debt of $2,728.8 million as at March 31, 2022 consists of $1,242.3 million related to the senior notes, $300.0 million related to the revolving credit facility, $997.6 million related to the term loan and $188.9 million related to the Tasiast loan. The current portion of this debt relates to the semi-annual principal repayments on the Tasiast loan of $40.0 million due in 2022.
Liquidity Outlook
As at March 31, 2022, the Company has $40.0 million in scheduled debt repayments due in the next 12 months relating to the Tasiast loan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

We believe that the Company’s existing cash and cash equivalents balance of $454.2 million, available credit of $1,261.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.
With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.
Contractual Obligations and Commitments
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at March 31, 2022 and their respective maturities:

Foreign currency	2022	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$77.6	$68.4	$27.6
Average put strike (Brazilian real)	4.81	5.13	5.55
Average call strike (Brazilian real)	6.88	7.34	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$37.8	$15.0	$-
Average rate (Canadian dollar)	1.31	1.29	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$63.6	$42.0	$-
Average put strike (Chilean peso)	760	810	-
Average call strike (Chilean peso)	992	1,040	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$45.0	$43.8	$22.2
Average put strike (Russian rouble)	74.6	77.1	83.0
Average call strike (Russian rouble)	96.5	98.8	105.6
Energy
WTI oil swap contracts (barrels)	791,550	565,200	-
Average price	$48.09	$39.58	$-

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At March 31, 2022, 4,365,000 TRS units were outstanding.
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at March 31, 2022 or December 31, 2021.
Fair value of derivative instruments
The fair values of derivative instruments are noted in the table below:

	As at,
	March 31,	December 31,
(in millions)	2022	2021
Asset (liability)
Foreign currency forward and collar contracts	$(7.7)	$(4.5)
Energy swap contracts	59.9	40.4
Total return swap contracts	0.1	1.7
	$52.3	$37.6

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings.
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice.
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.
In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado under which SGC shall pay to these parties a total of $45.0 million. In the first quarter of 2022, the parties moved for entry of a Consent Decree as to this settlement. In April 2022, the Court approved and entered the Consent Decree. In addition, SGC and Kinross have resolved claims with the State of Colorado as to alleged natural resource damages and, subsequent to the first quarter of 2022, following court approval of the Consent Decree as to this settlement, SGC paid the State of Colorado $1.6 million.
Kettle River-Buckhorn regulatory proceedings
Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. This matter remains pending.

Guarantor summarized financial information
The obligations of the Company under the senior notes were guaranteed at March 31, 2022 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., White Ice Ventures Limited, and Great Bear Resources Ltd. Great Bear Resources Ltd. was added as a guarantor during the three months ended March 31, 2022. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information.

Summarized combined statements of operations information

(in millions)	Three months ended March 31, 2022	Year ended December 31, 2021
Revenue	$453.9	$2,285.8
Cost of sales	377.7	1,799.3
Gross profit	76.2	486.5
Operating earnings	39.0	293.2
Net earnings before equity in the earnings (losses) of, and other gains from, non- guarantor subsidiaries	30.0	187.3
Equity in the earnings (losses) of, and other gains from, non-guarantor continuing subsidiaries	43.3	(324.2)
Equity in the earnings (losses) of, and other gains from, non-guarantor discontinued subsidiaries	(597.1)	358.1
Net earnings	(523.8)	221.2
Net earnings attributable to common shareholders	$(523.8)	$221.2

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Summarized combined balance sheet information

	As at,
(in millions)	March 31, 2022	December 31, 2021
Current assets	$1,045.8	$1,019.5
Current assets – with non-guarantor subsidiaries	2,452.2	1,937.9
Non-current assets	5,000.7	3,931.3
Non-current assets – with non-guarantor subsidiaries	3,421.8	4,346.2
Current liabilities	301.5	428.1
Current liabilities – with non-guarantor subsidiaries	621.7	618.9
Non-current liabilities	3,360.3	2,294.8
Non-current liabilities – with non-guarantor subsidiaries	1,269.3	1,312.2

7.	SUMMARY OF QUARTERLY INFORMATION

	2022	2021(a)				2020(a)
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$768.0	$671.7	$644.8	$781.4	$768.7	$948.3	$889.9	$783.5
Net earnings (loss) from continuing operations attributable to common shareholders	$82.3	$(67.0)	$(77.0)	$27.4	$76.2	$730.9	$153.4	$125.9
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.07	$(0.05)	$(0.06)	$0.02	$0.06	$0.58	$0.12	$0.10
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.06	$(0.05)	$(0.06)	$0.02	$0.06	$0.58	$0.12	$0.10
(Loss) earnings from discontinued operations after tax	$(606.1)	$64.3	$32.1	$91.9	$73.3	$52.4	$87.3	$69.8
Net (loss) earnings attributable to common shareholders	$(523.8)	$(2.7)	$(44.9)	$119.3	$149.5	$783.3	$240.7	$195.7
Basic (loss) earnings per share attributable to common shareholders	$(0.41)	$-	$(0.04)	$0.09	$0.12	$0.62	$0.19	$0.16
Diluted (loss) earnings per share attributable to common shareholders	$(0.41)	$-	$(0.04)	$0.09	$0.12	$0.62	$0.19	$0.15
Net cash flow of continuing operations provided from operating activities	$105.2	$162.2	$150.3	$291.2	$145.1	$571.3	$432.9	$334.5
(a)	The quarterly results were updated retrospectively to reflect the impact of Russian discontinued operations.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. The comparative quarterly results were updated retrospectively to reflect the impact of the reclassification of the Russian operations as discontinued as of March 31, 2022.
During the first quarter of 2022, revenue from continuing operations was $768.0 million on sales of 409,538 total gold equivalent ounces from continuing operations compared to $768.7 million on sales of 430,045 total gold equivalent ounces from continuing operations during the first quarter of 2021. The average gold price realized in the first quarter of 2022 was $1,875 per ounce compared to $1,787 per ounce in the first quarter of 2021.

Production cost of sales from continuing operations in the first quarter of 2022 increased by 19% compared to the first quarter of 2021, due to inflationary cost pressures and increases in operating waste mined at Tasiast, Paracatu, and Fort Knox. Partially offsetting the increase is a decrease at Round Mountain due to a decrease in gold equivalent ounces sold, partially offset by higher operating waste mined.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow of continuing operations provided from operating activities decreased to $105.2 million in the first quarter of 2022 from $145.1 million in the first quarter of 2021, primarily due to lower operating earnings from continuing operations.
In the fourth quarter of 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
For the quarter ended March 31, 2022, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
Accounting Changes
The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2021 and for additional information please refer to the Annual Information Form for the year ended December 31, 2021, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share
Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.
The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended March 31,
(in millions, except per share amounts)	2022	2021
Net earnings from continuing operations attributable to common shareholders - as reported	$82.3	$76.2
Adjusting items:
Foreign exchange losses (gains)	2.4	(5.8)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(15.7)	6.3
Taxes in respect of prior periods	5.9	8.7
Reclamation recovery	(11.9)	-
COVID-19 costs(a)	-	5.6
Round Mountain pit wall stabilization costs	-	3.5
Other(b)	9.3	12.0
Tax effects of the above adjustments	(1.7)	(4.1)
	(11.7)	26.2
Adjusted net earnings from continuing operations attributable to common shareholders	$70.6	$102.4
Weighted average number of common shares outstanding - Basic	1,264.5	1,259.2
Adjusted net earnings from continuing operations per share	$0.06	$0.08
Basic earnings from continuing operations per share attributable to common shareholders	$0.07	$0.06
(a)
Includes COVID-19 related labour, health and safety, donations and other support program costs. For the three months ended March 31, 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $5.7 million incurred at operating sites.

(b)
Other includes various impacts, such as one-time costs at sites, and gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Free Cash Flow from Continuing Operations
Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

	Three months ended March 31,
(in millions)	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$105.2	$145.1
Less: Additions to property, plant and equipment	(106.3)	(191.6)
Free cash flow from continuing operations	$(1.1)	$(46.5)

Adjusted Operating Cash Flow from Continuing Operations
Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.
The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:
	Three months ended March 31,
(in millions)	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$105.2	$145.1
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(43.8)	3.0
Inventories	90.5	32.9
Accounts payable and other liabilities, including income taxes paid	109.1	117.9
	155.8	153.8
Adjusted operating cash flow from continuing operations	$261.0	$298.9

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Attributable Production Cost of Sales from Continuing Operations per Equivalent Ounce Sold
Attributable production cost of sales from continuing operations per gold equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales from continuing operations divided by the attributable number of gold equivalent ounces sold from continuing operations. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.
The following table provides a reconciliation of attributable production cost of sales from continuing operations per equivalent ounce sold for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Attributable(b) production cost of sales from continuing operations	$405.8	$339.9
Gold equivalent ounces sold from continuing operations	409,538	430,045
Less: portion attributable to Chirano non-controlling interest(c)	(3,581)	(4,114)
Attributable(b) gold equivalent ounces sold from continuing operations	405,957	425,931
Attributable(b) production cost of sales from continuing operations per equivalent ounce sold	$1,000	$798
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803
See pages 36-37 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.
The following table provides a reconciliation of attributable production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Less: attributable(b) silver revenue(e)	(4.5)	(6.6)
Attributable(b) production cost of sales from continuing operations net of silver by-product revenue	$401.3	$333.3
Gold ounces sold from continuing operations	407,104	426,327
Less: portion attributable to Chirano non-controlling interest(c)	(3,577)	(4,107)
Attributable(b) gold ounces sold from continuing operations	403,527	422,220
Attributable(b) production cost of sales from continuing operations per ounce sold on a by-product basis	$994	$789
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803
See pages 36-37 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Attributable All-In Sustaining Cost and All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis
Attributable all-in sustaining cost and all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Attributable all-in sustaining cost and all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting total production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:
	Three months ended March 31,
(in millions, except ounces and costs per ounce)	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Less: attributable(b) silver revenue from continuing operations(e)	(4.5)	(6.6)
Attributable(b) production cost of sales from continuing operations net of silver by-product revenue	$401.3	$333.3
Adjusting items on an attributable(b) basis:
General and administrative(f)	30.2	30.7
Other operating expense - sustaining(g)	5.0	2.3
Reclamation and remediation - sustaining(h)	8.4	10.4
Exploration and business development - sustaining(i)	7.9	8.1
Additions to property, plant and equipment - sustaining(j)	42.9	48.6
Lease payments - sustaining(k)	5.2	7.5
All-in Sustaining Cost on a by-product basis - attributable(b)	$500.9	$440.9
Other operating expense - non-sustaining(g)	12.4	9.6
Reclamation and remediation - non-sustaining(h)	1.2	0.9
Exploration and business development - non-sustaining(i)	16.8	11.8
Additions to property, plant and equipment - non-sustaining(j)	62.0	141.2
Lease payments - non-sustaining(k)	0.2	0.1
All-in Cost on a by-product basis - attributable(b)	$593.5	$604.5
Gold ounces sold from continuing operations	407,104	426,327
Less: portion attributable to Chirano non-controlling interest(c)	(3,577)	(4,107)
Attributable(b) gold ounces sold from continuing operations	403,527	422,220
Attributable(b) all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,241	$1,044
Attributable(b) all-in cost from continuing operations per ounce sold on a by-product basis	$1,471	$1,432
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803
See pages 36-37 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Attributable All-In Sustaining Cost and All-In Cost from Continuing Operations per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.
Attributable all-in sustaining cost and all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting total production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:
	Three months ended March 31,
(in millions, except ounces and costs per equivalent ounce)	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Attributable(b) production cost of sales from continuing operations	$405.8	$339.9
Adjusting items on an attributable(b) basis:
General and administrative (f)	30.2	30.7
Other operating expense - sustaining(g)	5.0	2.3
Reclamation and remediation - sustaining(h)	8.4	10.4
Exploration and business development- sustaining(i)	7.9	8.1
Additions to property, plant and equipment - sustaining(j)	42.9	48.6
Lease payments - sustaining(k)	5.2	7.5
All-in Sustaining Cost - attributable(b)	$505.4	$447.5
Other operating expense - non-sustaining(g)	12.4	9.6
Reclamation and remediation - non-sustaining(h)	1.2	0.9
Exploration and business development - non-sustaining(i)	16.8	11.8
Additions to property, plant and equipment - non-sustaining(j)	62.0	141.2
Lease payments - non-sustaining(k)	0.2	0.1
All-in Cost - attributable(b)	$598.0	$611.1
Gold equivalent ounces sold from continuing operations	409,538	430,045
Less: portion attributable to Chirano non-controlling interest(c)	(3,581)	(4,114)
Attributable(b) gold equivalent ounces sold from continuing operations	405,957	425,931
Attributable(b) all-in sustaining cost from continuing operations per equivalent ounce sold	$1,245	$1,051
Attributable(b) all-in cost from continuing operations per equivalent ounce sold	$1,473	$1,435
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803
See pages 36-37 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold – Year Ended December 31, 2021
Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the year ended December 31, 2021 consolidated statements of operations, as follows:
Year ended
(in millions, except ounces and costs per equivalent ounce)	December 31, 2021
Production cost of sales - as reported	$1,726.1
Less: portion attributable to Chirano non-controlling interest(a)	(20.2)
Attributable(b) production cost of sales	$1,705.9
Adjusting items on an attributable(b) basis:
General and administrative (l)	126.6
Other operating expense - sustaining(m)	10.6
Reclamation and remediation - sustaining(n)	43.2
Exploration and business development- sustaining(o)	40.0
Additions to property, plant and equipment - sustaining(p)	386.0
Lease payments - sustaining(q)	32.8
All-in Sustaining Cost - attributable(b)	$2,345.1
Other operating expense - non-sustaining(m)	38.1
Reclamation and remediation - non-sustaining(n)	3.4
Exploration and business development - non-sustaining(o)	91.3
Additions to property, plant and equipment - non-sustaining(p)	544.6
Lease payments - non-sustaining(q)	1.0
All-in Cost - attributable(b)	$3,023.5
Gold equivalent ounces sold	2,075,738
Less: portion attributable to Chirano non-controlling interest(c)	(14,829)
Attributable(b) gold equivalent ounces sold	2,060,909
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,138
Attributable(b) all-in cost per equivalent ounce sold	$1,467
Consolidated production cost of sales per equivalent ounce sold(r)	$832
See pages 36-37 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(d)
“Consolidated production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by gold equivalent ounces sold from continuing operations.

(e)
“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(f)
“General and administrative” expenses is as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(g)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(h)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(i)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(j)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2022, primarily related to major projects at La Coipa and Tasiast. Non-sustaining capital expenditures during the three months ended March 31, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa.

(k)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(l)
“General and administrative” expenses is as reported on the consolidated statements of operations for the year ended December 31, 2021, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(m)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations for the year ended December 31, 2021, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(n)
“Reclamation and remediation - sustaining” is calculated as accretion related to reclamation and remediation obligations plus amortization of the corresponding reclamation and remediation assets for the year ended December 31, 2021, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(o)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations for the year ended December 31, 2021, less non-sustaining exploration and business development expenses.Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(p)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations for the year ended December 31, 2021, including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox, and Round Mountain.

(q)
“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows for the year ended December 31, 2021, and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(r)
“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold.

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Updated pro-forma Company guidance”, “Russia and Ghana Divestments”, “CEO Commentary”, “Operating Results”, “Development Projects”, “Company guidance update”, “Exploration Update”, "Divestment of Russia Assets”, and “Divestment of Ghana Assets” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of global and domestic sanctions related to the Russian Federation and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (16) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (17) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (18) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (19) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (20) the impacts of the pit wall issues at Round Mountain and carbonaceous material at Bald Mountain being consistent with the Company’s expectations; (21) that the divesture of the Company’s Russia and Ghana assets will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations or at all; (22) the anticipated mineralization of the Great Bear project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; and (23) the Company’s estimates regarding the timing of completion of the Tasiast 24k project. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold1.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.
A $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2022

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31,	December 31,
		2022	2021

Assets
Current assets
Cash and cash equivalents	Note 6	$454.2	$531.5
Restricted cash	Note 6	13.1	11.4
Accounts receivable and other assets	Note 6	123.6	214.5
Current income tax recoverable		6.7	10.2
Inventories	Note 6	1,044.4	1,151.3
Unrealized fair value of derivative assets	Note 7	49.2	30.0
Assets held for sale	Note 5	498.4	-
		2,189.6	1,948.9
Non-current assets
Property, plant and equipment	Note 6	8,248.3	7,617.7
Goodwill	Note 5	-	158.8
Long-term investments	Note 6	108.2	98.2
Investment in joint venture		7.0	7.1
Other long-term assets	Note 6	568.9	590.9
Deferred tax assets		-	6.5
Total assets		$11,122.0	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$441.8	$492.7
Current income tax payable		16.8	95.0
Current portion of long-term debt and credit facilities	Note 8	40.0	40.0
Current portion of provisions	Note 9	85.4	90.0
Other current liabilities	Note 6	23.7	23.7
Liabilities held for sale	Note 5	53.4	-
		661.1	741.4
Non-current liabilities
Long-term debt and credit facilities	Note 8	2,688.8	1,589.9
Provisions	Note 9	735.9	847.9
Long-term lease liabilities		33.4	35.1
Other long-term liabilities		146.1	127.4
Deferred tax liabilities		418.9	436.8
Total liabilities		$4,684.2	$3,778.5

Equity
Common shareholders' equity
Common share capital	Note 10	$4,710.2	$4,427.7
Contributed surplus		10,698.4	10,664.4
Accumulated deficit		(9,055.1)	(8,492.4)
Accumulated other comprehensive income (loss)	Note 6	14.2	(18.8)
Total common shareholders' equity		6,367.7	6,580.9
Non-controlling interests		70.1	68.7
Total equity		$6,437.8	$6,649.6
Commitments and contingencies	Note 14
Subsequent events	Note 5 and 10
Total liabilities and equity		$11,122.0	$10,428.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,297,256,784	1,244,332,772

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended
		March 31,	March 31,
		2022	2021

Revenue
Metal sales		$768.0	$768.7

Cost of sales
Production cost of sales		410.6	345.2
Depreciation, depletion and amortization		180.8	188.8
Total cost of sales		591.4	534.0
Gross profit		176.6	234.7
Other operating expense		19.1	39.6
Exploration and business development		24.8	20.1
General and administrative		30.2	30.7
Operating earnings		102.5	144.3
Other (expense) income - net	Note 6	(5.0)	4.2
Finance income		2.2	1.5
Finance expense	Note 6	(22.0)	(19.0)
Earnings from continuing operations before tax		77.7	131.0
Income tax recovery (expense) - net		4.5	(55.1)
Earnings from continuing operations after tax		82.2	75.9
(Loss) earnings from discontinued operations after tax	Note 5	(606.1)	73.3
Net (loss) earnings		$(523.9)	$149.2
Net (loss) earnings from continuing operations attributable to:
Non-controlling interests		$(0.1)	$(0.3)
Common shareholders		$82.3	$76.2
Net (loss) earnings attributable to:
Non-controlling interests		$(0.1)	$(0.3)
Common shareholders		$(523.8)	$149.5
Earnings per share from continuing operations attributable to common shareholders
Basic		$0.07	$0.06
Diluted		$0.06	$0.06

(Loss) earnings per share attributable to common shareholders
Basic		$(0.41)	$0.12
Diluted		$(0.41)	$0.12

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended
		March 31,	March 31,
		2022	2021

Net (loss) earnings		$(523.9)	$149.2

Other comprehensive income (loss), net of tax(a):	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(b)		6.9	(13.7)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(c)		21.1	10.4
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(d)		5.0	(1.0)
		33.0	(4.3)
Total comprehensive (loss) income		$(490.9)	$144.9

Comprehensive income from continuing operations		$115.2	$71.6
Comprehensive (loss) income from discontinued operations	Note 5	(606.1)	73.3
Total comprehensive (loss) income		$(490.9)	$144.9

Attributable to non-controlling interests		$(0.1)	$(0.3)
Attributable to common shareholders		$(490.8)	$145.2

(a) As at March 31, 2022, hedge accounting has been discontinued for all Russian rouble collar contracts. The related balance in AOCI of $13.8 million, net of tax recovery of $5.0 million has been reclassified to loss (earnings) from discontinued operations after tax.
(b) Net of tax expense (recovery) of $nil (2021 - $nil).

(c) Net of tax expense of $7.6 million (2021 - $2.3 million). (d) Net of tax expense (recovery) of $2.1 million (2021 - $(0.1) million).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

		Three months ended
		March 31,	March 31,
		2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings from continuing operations after tax		$82.2	$75.9
Adjustments to reconcile net earnings from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization		180.8	188.8
Share-based compensation expense		3.0	3.8
Finance expense		22.0	19.0
Deferred tax (recovery) expense		(20.0)	2.9
Foreign exchange losses and other		4.9	8.5
Reclamation recovery		(11.9)	-
Changes in operating assets and liabilities:
Accounts receivable and other assets		43.8	(3.0)
Inventories		(90.5)	(32.9)
Accounts payable and accrued liabilities		(25.2)	(21.6)
Cash flow provided from operating activities		189.1	241.4
Income taxes paid		(83.9)	(96.3)
Net cash flow of continuing operations provided from operating activities		105.2	145.1
Net cash flow of discontinued operations provided from operating activities	Note 5	91.4	134.7
Investing:
Additions to property, plant and equipment		(106.3)	(191.6)
Interest paid capitalized to property, plant and equipment	Note 8	(11.0)	(23.2)
Acquisitions net of cash acquired	Note 5	(1,027.5)	-
Net additions to long-term investments and other assets		(13.9)	(1.9)
(Increase) decrease in restricted cash - net		(1.7)	2.4
Interest received and other - net		1.1	0.5
Net cash flow of continuing operations used in investing activities		(1,159.3)	(213.8)
Net cash flow of discontinued operations used in investing activities	Note 5	(11.2)	(155.0)
Financing:
Proceeds from drawdown of debt	Note 8	1,097.6	-
Interest paid	Note 8	(24.7)	(23.6)
Payment of lease liabilities		(5.4)	(7.6)
Dividends paid to common shareholders	Note 10	(38.9)	(37.8)
Other - net		5.9	4.6
Net cash flow of continuing operations provided from (used in) financing activities		1,034.5	(64.4)
Net cash flow of discontinued operations used in financing activities	Note 5	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		-	(0.2)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		(3.9)	(1.2)
Increase (decrease) in cash and cash equivalents		56.7	(154.8)
Cash and cash equivalents, beginning of period		531.5	1,210.9
Reclassified to assets held for sale		(134.0)	-
Cash and cash equivalents, end of period		$454.2	$1,056.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

		Three months ended
		March 31,	March 31,
		2022	2021

Common share capital
Balance at the beginning of the period		$4,427.7	$4,473.7
Common shares issued on acquisition of Great Bear	Note 5	271.6	-
Transfer from contributed surplus on exercise of restricted shares		6.3	7.4
Options exercised, including cash		4.6	5.1
Balance at the end of the period		$4,710.2	$4,486.2

Contributed surplus
Balance at the beginning of the period		$10,664.4	$10,709.0
Share options issued on acquisition of Great Bear	Note 5	39.5	-
Contingent value rights issued on acquisition of Great Bear	Note 5	4.7	-
Share-based compensation		3.0	3.8
Transfer of fair value of exercised options and restricted shares		(13.2)	(15.7)
Balance at the end of the period		$10,698.4	$10,697.1

Accumulated deficit
Balance at the beginning of the period		$(8,492.4)	$(8,562.5)
Dividends paid	Note 10	(38.9)	(37.8)
Net earnings attributable to common shareholders		(523.8)	149.5
Balance at the end of the period		$(9,055.1)	$(8,450.8)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(18.8)	$(23.7)
Other comprehensive income (loss), net of tax		33.0	(4.3)
Balance at the end of the period		$14.2	$(28.0)
Total accumulated deficit and accumulated other comprehensive loss		$(9,040.9)	$(8,478.8)

Total common shareholders' equity		$6,367.7	$6,704.5

Non-controlling interests
Balance at the beginning of the period		$68.7	$66.5
Net loss attributable to non-controlling interests		(0.1)	(0.3)
Funding from non-controlling interest		1.5	0.9
Balance at the end of the period		$70.1	$67.1

Total equity		$6,437.8	$6,771.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended March 31, 2022 were authorized for issue in accordance with a resolution of the board of directors on May 10, 2022.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of amendments to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) in this interim period. See Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2021 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2022, the Company adopted amendments to IAS 16 which requires proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. These amendments are being applied to the La Coipa mine restart. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On January 1, 2022, the Company adopted amendments to IAS 37 which clarified what costs an entity considers in assessing whether a contract is onerous. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On May 7, 2021 the IASB issued amendments to IAS 12 “Income Taxes” to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The amendments are not expected to have a significant impact on the financial statements as the Company already recognizes deferred tax as applicable per the amendments.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

5.	ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

i.	Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. (“Great Bear”) through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights (“CVR”). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross’ public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.
The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, calculated as follows:

Purchase price
Cash consideration	$1,061.5
Common shares issued (49.3 million)(a)	271.6
Fair value of options issued (9.9 million)(b)	39.5
Fair value of contingent value rights issued (59.3 million)	4.7
Acquisition costs	14.6
Total purchase price	$1,391.9

(a)	Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01.
(b)	Fair value of stock options were determined using the Black-Scholes option pricing model. See Note 11i.

The purchase price was allocated as follows:

Purchase price allocation
Mineral interests - pre-development properties	$1,367.8
Land, plant and equipment	0.6
Total property, plant and equipment	1,368.4
Net working capital	23.5
Total purchase price	$1,391.9

ii.	Divestiture of Russian Discontinued Operations

In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. As a result, the Company’s Russian operations have been classified as discontinued operations, and the disposal group, comprised of the related assets and liabilities, have been classified as held for sale as of March 31, 2022.
On April 5, 2022, the Company entered into a definitive agreement with the Highland Gold Mining group of companies and its affiliates to sell 100% of its Russian operations for total consideration of $680.0 million, of which $100.0 million is to be received on closing, and the remaining $580.0 million is to be received in scheduled annual payments commencing in 2023 through to 2027. The transaction is subject to the approval of the Russian government and the finalization of certain ancillary agreements.
A disposal group is measured at the lower of carrying amount and fair value less costs to sell. The fair value less costs to sell of the Company’s Russian operations was determined to be lower than the carrying amount, and as a result, the Company recognized an impairment charge of $671.0 million. The fair value less costs to sell was determined based on the fair value of the consideration, with the deferred consideration discounted at a blended rate of 22%.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The assets and liabilities classified as held for sale as of March 31, 2022 are set out below:

As at
March 31,
2022

Assets
Cash and cash equivalents	$134.0
Accounts receivable and other assets	29.6
Current income tax recoverable	4.5
Inventories	219.2
Property, plant and equipment	83.6
Other long-term assets	27.5
Assets held for sale	$498.4

Liabilities
Accounts payable and accrued liabilities	$20.4
Current income tax payable	0.1
Provisions	28.5
Deferred tax liabilities	4.4
Liabilities held for sale	$53.4

Net assets held for sale	$445.0

(Loss) earnings from Russian Discontinued Operations

	Three months ended
	March 31,	March 31,
	2022	2021

Results of discontinued operation
Revenue	$153.5	$217.8
Expenses(a)	717.5	121.7
(Loss) earnings before tax	(564.0)	96.1
Income tax expense - net	(42.1)	(22.8)
(Loss) earnings and other comprehensive (loss) income from discontinued operations after tax	$(606.1)	$73.3

(Loss) earnings per share from discontinued operations attributable to common shareholders
Basic	$(0.48)	$0.06
Diluted	$(0.48)	$0.06

(a)
Includes impairment charges of $671.0 million for the three months ended March 31, 2022, as well as $18.8 million for the reclassification of AOCI to (loss) earnings from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts as at March 31, 2022.

Cash flows from Russian Discontinued Operations

	Three months ended
	March 31,	March 31,
	2022	2021
Cash flows of discontinued operation:
Net cash flow provided from operating activities	$91.4	$134.7
Net cash flow used in investing activities(a)	(11.2)	(155.0)
Net cash flow used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents	(3.9)	(1.2)
Net cash flow of discontinued operation	$76.3	$(21.5)

(a)
Net cash flow used in investing activities for the three months ended March 31, 2021 includes $141.5 million paid to settle the deferred payment obligation related to the acquisition of the Chulbatkan license.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Divestiture of Chirano

On April 25, 2022, the Company announced that it had entered into a sale agreement with Asante Gold Corporation (“Asante”) to sell its 90% interest in the Chirano mine in Ghana for a total consideration of $225.0 million in cash and shares. The Ghanaian government has a 10% carried interest in Chirano.
Upon closing of the transaction, Kinross will receive $115.0 million in cash and $50.0 million in Asante common shares. The consideration also includes total deferred payments of $60.0 million in cash, of which 50% is payable to Kinross on the first anniversary of closing and the remaining 50% payable on the second anniversary of closing. The transaction is targeted to close in the second quarter of 2022.

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	March 31,	December 31,
	2022	2021
Cash on hand and balances with banks	$352.7	$386.8
Short-term deposits	101.5	144.7
	$454.2	$531.5

ii.	Restricted cash:

	March 31,	December 31,
	2022	2021
Restricted cash(a)	$13.1	$11.4

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

iii.	Accounts receivable and other assets:

	March 31,	December 31,
	2022	2021
Trade receivables	$5.0	$3.3
Prepaid expenses	28.3	31.9
VAT receivable	67.5	79.5
Deposits	10.3	16.6
Other(a)	12.5	83.2
	$123.6	$214.5

(a)	At December 31, 2021, Other includes $61.5 million related to initial insurance recoveries for the Tasiast mill fire, which was received during the three months ended March 31, 2022.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Inventories:

	March 31,	December 31,
	2022	2021
Ore in stockpiles(a)	$239.5	$250.7
Ore on leach pads(b)	678.5	589.1
In-process	85.9	111.4
Finished metal	74.0	64.0
Materials and supplies	284.1	459.9
	1,362.0	1,475.1
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(317.6)	(323.8)
	$1,044.4	$1,151.3

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.
(b)
Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, Round Mountain and Tasiast mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2029. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.

v.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2022	$10,524.5	$10,560.6	$517.3	$21,602.4
Additions	63.6	3.4	2.8	69.8
Acquisitions(d)	0.6	-	1,367.8	1,368.4
Capitalized interest	3.7	3.7	2.8	10.2
Disposals	(5.7)	-	-	(5.7)
Other	(0.1)	13.6	(1.2)	12.3
Assets held for sale(e)	(987.8)	(1,446.3)	(356.0)	(2,790.1)
Balance at March 31, 2022	9,598.8	9,135.0	1,533.5	20,267.3

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2022	$(6,886.3)	$(7,098.4)	$-	$(13,984.7)
Depreciation, depletion and amortization	(110.1)	(106.1)	-	(216.2)
Disposals	4.1	-	-	4.1
Assets held for sale(e)	887.6	1,290.2	-	2,177.8
Balance at March 31, 2022	(6,104.7)	(5,914.3)	-	(12,019.0)

Net book value	$3,494.1	$3,220.7	$1,533.5	$8,248.3

Amount included above as at March 31, 2022:
Assets under construction	$362.6	$328.2	$20.5	$711.3
Assets not being depreciated(f)	$610.1	$611.7	$1,533.5	$2,755.3

(a)
Additions includes $0.4 million of right-of-use (“ROU”) assets for lease arrangements entered into during the three months ended March 31, 2022. Depreciation, depletion and amortization includes depreciation for ROU assets of $5.3 million during the three months ended March 31, 2022. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $49.6 million as at March 31, 2022.

(b)	At March 31, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, Chirano, La Coipa and Lobo-Marte.
(c)	At March 31, 2022, the significant pre-development properties include the Great Bear and Manh Choh projects.
(d)	During the three months ended March 31, 2022, the Company acquired Great Bear. See Note 5i. Land, plant and equipment acquired included $0.3 million of ROU assets.
(e)	As at March 31, 2022, property, plant and equipment related to the Kupol segment and the Udinsk project were reclassified as held for sale. See Note 5ii.
(f)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2021	$10,190.0	$10,136.2	$465.3	$20,791.5
Additions	501.2	416.7	46.9	964.8
Capitalized interest	25.0	19.8	3.5	48.3
Disposals	(59.6)	-	-	(59.6)
Derecognition(d)	(134.4)	(14.1)	-	(148.5)
Other	2.3	2.0	1.6	5.9
Balance at December 31, 2021	10,524.5	10,560.6	517.3	21,602.4

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2021	$(6,471.3)	$(6,666.7)	$-	$(13,138.0)
Depreciation, depletion and amortization	(556.2)	(437.7)	-	(993.9)
Derecognition(d)	90.8	8.4	-	99.2
Disposals	48.8	-	-	48.8
Other	1.6	(2.4)	-	(0.8)
Balance at December 31, 2021	(6,886.3)	(7,098.4)	-	(13,984.7)

Net book value	$3,638.2	$3,462.2	$517.3	$7,617.7

Amount included above as at December 31, 2021:
Assets under construction	$399.9	$326.5	$65.2	$791.6
Assets not being depreciated(e)	$646.5	$661.0	$517.3	$1,824.8

(a)
Additions includes $10.2 million of ROU assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for ROU assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $54.2 million as at December 31, 2021.

(b)	At December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)	At December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.
(d)	During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain.
(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Great Bear and La Coipa and had an annualized weighted average borrowing rate of 4.40% for the three months ended March 31, 2022 (three months ended March 31, 2021 - 5.68%).

At March 31, 2022, $1,601.4 million of E&E assets were included in mineral interests (December 31, 2021 - $603.6 million). During the three months ended March 31, 2022, the Company had additions of $1,367.8 million related to the acquisition of Great Bear. The Company had no transfers to capitalized development during the three months ended March 31, 2022. The Company capitalized $8.1 million and expensed $11.2 million of E&E costs relating to continuing operations during the three months ended March 31, 2022 (three months ended March 31, 2021 - $6.7 million and $6.6 million, respectively). The amounts capitalized and expensed are included in investing and operating cash flows, respectively.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	March 31, 2022		December 31, 2021
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$77.4	$10.4	$12.4	$0.7
Investments in an accumulated loss position	30.8	(52.5)	85.8	(49.3)
Net realized gains	-	3.3	-	2.9
	$108.2	$(38.8)	$98.2	$(45.7)

(a)	See Note 6x for details of changes in fair values recognized in other comprehensive income during the three months ended March 31, 2022 and year ended December 31, 2021.

vii.	Other long-term assets:

	March 31,	December 31,
	2022	2021
Long-term portion of ore in stockpiles and ore on leach pads(a)	$317.6	$323.8
Deferred charges, net of amortization	6.4	7.3
Long-term receivables	123.5	110.8
Advances for the purchase of capital equipment	30.8	45.8
Restricted cash(b)	25.0	25.0
Unrealized fair value of derivative assets(c)	23.6	15.1
Other	42.0	63.1
	$568.9	$590.9

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at March 31, 2022, long-term ore in stockpiles was at the Company’s Paracatu and Tasiast mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

(b)	See Note 8iii for details of the Tasiast loan and cash restricted for future loan payments as at March 31, 2022.
(c)	See Note 7 for details of the non-current portion of unrealized fair value of derivative assets.

viii.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2022	2021
Trade payables	$93.6	$87.8
Accrued liabilities	250.6	270.5
Employee related accrued liabilities	97.6	134.4
	$441.8	$492.7

ix.	Other current liabilities:

	March 31,	December 31,
	2022	2021
Current portion of lease liabilities	$17.8	$19.7
Current portion of unrealized fair value of derivative liabilities(a)	5.9	4.0
	$23.7	$23.7

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

x.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2020	$(25.9)	$2.2	$(23.7)
Other comprehensive income (loss) before tax	(19.8)	33.6	13.8
Tax	-	(8.9)	(8.9)
Balance at December 31, 2021	$(45.7)	$26.9	$(18.8)
Other comprehensive income (loss) before tax	6.9	35.8	42.7
Tax	-	(9.7)	(9.7)
Balance at March 31, 2022	$(38.8)	$53.0	$14.2

Interim Condensed Consolidated Statements of Operations

xi.	Other (expense) income – net:

	Three months ended March 31,
	2022	2021
Net losses on dispositions of assets	(1.4)	(0.5)
Foreign exchange (losses) gains - net	(2.4)	5.8
Net non-hedge derivative losses	(0.6)	(1.5)
Other - net	(0.6)	0.4
	$(5.0)	$4.2

xii.	Finance expense:

	Three months ended March 31,
	2022	2021
Accretion of reclamation and remediation obligations	$(4.8)	$(3.2)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(17.2)	(15.8)
	$(22.0)	$(19.0)

(a)	During the three months ended March 31, 2022, $10.2 million of interest was capitalized to property, plant and equipment (three months ended March 31, 2021 - $15.2 million). See Note 6v.
(b)	During the three months ended March 31, 2022, accretion of lease liabilities was $0.7 million (three months ended March 31, 2021 - $1.0 million).

Total interest paid, including interest capitalized, during the three months ended March 31, 2022 was $35.7 million (three months ended March 31, 2021 - $46.8 million).

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2022 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$108.2	$-	$-	$108.2
Derivative contracts:
Foreign currency forward and collar contracts	-	(7.7)	-	(7.7)
Energy swap contracts	-	59.9	-	59.9
Total return swap contracts	-	0.1	-	0.1
	$108.2	$52.3	$-	$160.5

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.
The following table summarizes information about derivative contracts outstanding at March 31, 2022 and December 31, 2021:

	March 31, 2022		December 31, 2021
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts(a)	$(7.7)	$7.8	$(4.5)	$(3.5)

Commodity contracts
Energy swap contracts(b)	59.9	45.2	40.4	30.4

Other contracts
Total return swap contracts	0.1	-	1.7	-

Total all contracts	$52.3	$53.0	$37.6	$26.9

Unrealized fair value of derivative assets
Current	$49.2		$30.0
Non-current	23.6		15.1
	$72.8		$45.1
Unrealized fair value of derivative liabilities
Current	$(5.9)		$(4.0)
Non-current	(14.6)		(3.5)
	$(20.5)		$(7.5)
Total net fair value	$52.3		$37.6

(a)	Of the total amount recorded in AOCI at March 31, 2022, $4.0 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at March 31, 2022, $31.9 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			March 31, 2022				December 31, 2021
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)

Senior notes	(i)	4.50%-6.875%	$1,248.3	$(6.0)	$1,242.3	$1,310.1	$1,241.9	$1,432.7
Revolving credit facility	(ii)	LIBOR plus 1.45%	300.0	-	$300.0	300.0	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(2.4)	$997.6	997.6	-	-
Tasiast loan	(iii)	LIBOR plus 4.38%	200.0	(11.1)	$188.9	188.9	188.0	200.0
Total long-term and current debt			$2,748.3	$(19.5)	$2,728.8	$2,796.6	$1,629.9	$1,832.7
Less: current portion			(40.0)	-	(40.0)	-	(40.0)	-
Long-term debt and credit facility			$2,708.3	$(19.5)	$2,688.8	$2,796.6	$1,589.9	$1,832.7

(a)	Includes transaction costs on senior notes, term loan and Tasiast loan financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7(b).

(i)	Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
(ii)	Revolving credit facility and term loan

As at March 31, 2022, the Company had utilized $306.6 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.6 million was used for letters of credit. During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition.
On March 7, 2022, the Company completed a new term loan facility for $1,000.0 million. The Company used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.
Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at March 31, 2022, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at March 31, 2022.

(iii)	Tasiast loan

The $200.0 million asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest and principal payments to be made in June and December for the term of the loan. Principal repayments of $20.0 million are due in June and December 2022.

As at March 31, 2022, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 6vii.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(iv)	Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at March 31, 2022, $232.4 million (December 31, 2021 - $232.3 million) was utilized under this facility.

In addition, at March 31, 2022, the Company had $192.3 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.79%.

As at March 31, 2022, $308.2 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

(v)	Changes in liabilities arising from financing activities

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2022	$1,629.9	$54.8	$25.3	$1,710.0
Changes from financing cash flows
Debt issued	1,097.6	-	-	1,097.6
Interest paid	-	-	(24.7)	(24.7)
Payment of lease liabilities	-	(5.4)	-	(5.4)
	2,727.5	49.4	0.6	2,777.5
Other changes
Interest expense and accretion	$-	$0.7	$16.5	$17.2
Capitalized interest	-	-	10.2	10.2
Capitalized interest paid	-	-	(11.0)	(11.0)
Additions of lease liabilities	-	0.7	-	0.7
Other	1.3	0.4	(4.3)	(2.6)
	1.3	1.8	11.4	14.5
Balance as at March 31, 2022	$2,728.8	$51.2	$12.0	$2,792.0

(a)	Included in Accounts payable and accrued liabilities.

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2021	$1,923.9	$74.7	$33.7	$2,032.3
Changes from financing cash flows
Debt issued	200.0	-	-	200.0
Debt repayments	(500.0)	-	-	(500.0)
Interest paid	-	-	(46.9)	(46.9)
Payment of lease liabilities	-	(33.8)	-	(33.8)
	1,623.9	40.9	(13.2)	1,651.6
Other changes
Interest expense and accretion	$-	$3.8	$67.7	$71.5
Capitalized interest	-	-	48.3	48.3
Capitalized interest paid	-	-	(51.1)	(51.1)
Additions of lease liabilities	-	10.2	-	10.2
Other	6.0	(0.1)	(26.4)	(20.5)
	6.0	13.9	38.5	58.4
Balance as at December 31, 2021	$1,629.9	$54.8	$25.3	$1,710.0

(a)	Included in Accounts payable and accrued liabilities.

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2022	$867.0	$70.9	$937.9
Additions	7.7	3.3	11.0
Reductions	(41.8)	(0.8)	(42.6)
Reclamation spending	(4.1)	-	(4.1)
Accretion	4.8	-	4.8
Reclamation recovery	(11.9)	-	(11.9)
Reclassifed to liabilities held for sale(a)	(73.8)	-	(73.8)
Balance at March 31, 2022	$747.9	$73.4	$821.3

Current portion	36.4	49.0	85.4
Non-current portion	711.5	24.4	735.9
	$747.9	$73.4	$821.3

(a)	As at March 31, 2022, provisions related to the Kupol segment and the Udinsk project were reclassified as held for sale. See Note 5ii.

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the three months ended March 31, 2022 is an $11.9 million recovery (three months ended March 31, 2021 - $nil) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations of certain properties. The majority of the expenditures are expected to occur between 2022 and 2044. The discount rates used in estimating the site restoration cost obligation were between 2.7% and 9.8% for the three months ended March 31, 2022 (year ended December 31, 2021 – 1.3% and 10.3%), and the inflation rates used were between 2.0% and 8.2% for the three months ended March 31, 2022 (year ended December 31, 2021 – 2.3% and 5.3%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2022, letters of credit totaling $393.2 million (December 31, 2021 - $384.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at March 31, 2022, $307.4 million (December 31, 2021 - $307.4 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2022 and year ended December 31, 2021 is as follows:

	Three months ended March 31, 2022		Year ended December 31, 2021
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,244,333	$4,427.7	1,258,320	$4,473.7
Issued on acquisition of Great Bear	49,268	271.6	-	-
Issued under share option and restricted share plans	3,656	10.9	3,621	16.9
Repurchase and cancellation of shares (i)	-	-	(17,608)	(62.9)
Total common share capital	1,297,257	$4,710.2	1,244,333	$4,427.7

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

i.	Repurchase and cancellation of common shares

No common shares were repurchased and cancelled during the three months ended March 31, 2022 and 2021.

During the year ended December 31, 2021, the Company repurchased and cancelled 17,608,678 common shares for $100.2 million at an average price of $5.69 per share as part of its authorized NCIB program. The book value of the cancelled shares was $62.9 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.

ii.	Dividends on common shares

The following summarizes dividends declared and paid during the three months ended March 31, 2022 and 2021:

	Per share	Total amount paid
Dividends declared and paid during the period:
Three months ended March 31, 2022	$0.03	$38.9
Dividends declared and paid during the period:
Three months ended March 31, 2021	$0.03	$37.8

There were no dividends declared but unpaid at March 31, 2022 or March 31, 2021.

On May 10, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on June 16, 2022 to shareholders of record on June 2, 2022.

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2022:

	Three months ended March 31, 2022
	Number of options (000's)	Weighted average exercise price (C$)
Outstanding at January 1, 2022	3,764	$4.47
Issued on acquisition of Great Bear(a)	9,880	1.93
Exercised	(3,019)	2.89
Outstanding at end of period	10,625	$2.56
Exercisable at end of period	10,625	$2.56

(a)	See Note 5i for details of the options issued on acquisition of Great Bear.

For the three months ended March 31, 2022, the weighted average market share price at the date of exercise was C$7.07.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the three months ended March 31, 2022:

Weighted average share price (C$)	$7.01
Expected dividend yield	2.8%
Expected volatility	36.26%
Risk-free interest rate	2.5%
Expected option life (in years)	1.0
Weighted average fair value per share option granted (C$)	$5.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares. No options were granted during the three months ended March 31, 2021.

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at March 31, 2022:

	Three months ended March 31, 2022
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2022	5,293	$7.81
Granted	3,396	7.04
Reinvested	36	7.52
Redeemed	(2,033)	7.44
Forfeited	(214)	8.18
Outstanding at end of period	6,478	$7.51

As at March 31, 2022, the Company had recognized a liability of $6.8 million (December 31, 2021 - $10.6 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at March 31, 2022:

	Three months ended March 31, 2022
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2022	3,781	$7.25
Granted	1,638	6.53
Reinvested	21	7.57
Redeemed	(1,247)	4.61
Forfeited	(235)	5.60
Outstanding at end of period	3,958	$7.88

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 60,841 and the weighted average fair value per unit at the date of issue was C$7.31 for the three months ended March 31, 2022.

There were 1,357,723 DSUs outstanding, for which the Company had recognized a liability of $8.0 million as at March 31, 2022 (December 31, 2021 - $7.5 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three months ended March 31, 2022 was $0.7 million (three months ended March 31, 2021 - $0.7 million).

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings from continuing operations attributable to common shareholders of Kinross for the three months ended March 31, 2022 was $82.3 million (three months ended March 31, 2021 - $76.2 million).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share from continuing operations attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Three months ended March 31,
	2022	2021
Basic weighted average shares outstanding:	1,264,491	1,259,189
Weighted average shares dilution adjustments:
Stock options(a)	3,753	2,591
Restricted share units	4,165	2,605
Restricted performance share units	5,951	3,984
Diluted weighted average shares outstanding	1,278,360	1,268,369

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three months ended March 31, 2022, the average share price used was $5.55 (three months ended March 31, 2021 - $6.93).

There were no share dilution exclusions for the purpose of computing diluted earnings per share from continuing operations attributable to common shareholders for the three months ended March 31, 2022 and 2021.

Basic and diluted net (loss) earnings attributable to common shareholders of Kinross for the three months ended March 31, 2022 was $(523.8) million (three months ended March 31, 2021 - $149.5 million).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted (loss) earnings per share attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Three months ended March 31,
	2022	2021
Basic weighted average shares outstanding:	1,264,491	1,259,189
Weighted average shares dilution adjustments:
Stock options(a)	-	2,591
Restricted share units	-	2,605
Restricted performance share units	-	3,984
Diluted weighted average shares outstanding	1,264,491	1,268,369

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	3,216	-
Restricted share units	1,729	-
Restricted performance share units	2,881	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three months ended March 31, 2022, the average share price used was $5.55 (three months ended March 31, 2021 - $6.93).

(b)	These adjustments were excluded as they are anti-dilutive.

13.	SEGMENTED INFORMATION

Operating segments

In the first quarter of 2022, the Company announced its plan to divest of its Russian operations. Accordingly, the Kupol segment, which contains the Kupol and Dvoinoye mines, is no longer considered a reportable segment as its results are no longer being reviewed by the Company’s chief operating decision maker.  The Company’s Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, have been classified as held for sale and are considered discontinued operations. See Note 5ii.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments						Non-operating segments(a)
Three months ended March 31, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Chirano	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$98.1	87.6	76.5	189.7	247.4	67.1	-	1.6	$768.0
Cost of sales
Production cost of sales	67.4	52.3	40.3	106.6	95.8	47.6	-	0.6	410.6
Depreciation, depletion and amortization	20.9	12.1	35.1	39.6	57.1	14.3	-	1.7	180.8
Total cost of sales	88.3	64.4	75.4	146.2	152.9	61.9	-	2.3	591.4
Gross profit (loss)	$9.8	23.2	1.1	43.5	94.5	5.2	-	(0.7)	$176.6
Other operating expense	0.2	0.4	0.5	1.1	14.2	4.0	-	(1.3)	19.1
Exploration and business development	1.1	0.3	1.3	0.3	0.9	1.4	4.0	15.5	24.8
General and administrative	-	-	-	-	-	-	-	30.2	30.2
Operating earnings (loss)	$8.5	22.5	(0.7)	42.1	79.4	(0.2)	(4.0)	(45.1)	$102.5
Other expense - net									(5.0)
Finance income									2.2
Finance expense									(22.0)
Earnings from continuing operations before tax									$77.7

	Operating segments						Non-operating segments(a)
Three months ended March 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$98.5	131.6	85.8	225.8	151.4	74.3	1.3	$768.7
Cost of sales
Production cost of sales	57.7	63.1	37.0	82.8	51.3	52.8	0.5	345.2
Depreciation, depletion and amortization	22.5	17.0	40.2	37.7	48.3	21.2	1.9	188.8
Total cost of sales	80.2	80.1	77.2	120.5	99.6	74.0	2.4	534.0
Gross profit (loss)	$18.3	51.5	8.6	105.3	51.8	0.3	(1.1)	$234.7
Other operating expense	0.3	3.8	0.3	1.4	14.3	-	19.5	39.6
Exploration and business development	0.1	0.4	1.2	0.1	0.5	1.9	15.9	20.1
General and administrative	-	-	-	-	-	-	30.7	30.7
Operating earnings (loss)	$17.9	47.3	7.1	103.8	37.0	(1.6)	(67.2)	$144.3
Other income - net								4.2
Finance income								1.5
Finance expense								(19.0)
Earnings from continuing operations before tax								$131.0

	Operating segments						Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Chirano	Great Bear(d)	Corporate and other(b)	Discontinued operations(f)	Total
Property, plant and equipment at:(f)
March 31, 2022	$402.4	807.9	347.9	1,649.1	2,360.7	301.7	1,370.9	1,007.7	-	$8,248.3

Total assets at:
March 31, 2022	$756.2	1,089.8	568.9	1,958.3	2,938.1	403.2	1,392.2	1,516.9	498.4	$11,122.0

Capital expenditures for three months ended March 31, 2022(e)	$2.9	17.2	6.2	17.2	17.5	6.0	2.6	44.1	12.5	$126.2

	Operating segments						Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Chirano	Corporate and other(b)	Discontinued operations(f)	Total
Property, plant and equipment at:
December 31, 2021	$429.5	829.3	392.4	1,665.2	2,406.4	309.2	973.4	612.3	$7,617.7

Total assets at:
December 31, 2021	$749.8	1,074.4	586.5	2,016.6	2,911.5	406.7	1,531.5	1,151.1	$10,428.1

Capital expenditures for three months ended March 31, 2021(e)	$31.0	35.9	9.6	18.6	93.1	12.2	28.6	13.3	$242.3
(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga).
(c)
Corporate and other includes metal sales and operating losses of Maricunga of $1.6 million and $(0.2) million, respectively, for the three months ended March 31, 2022 ($1.3 million and $(3.4) million, respectively, for the three months ended March 31, 2021) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.

(d)	On February 24, 2022, the Company acquired Great Bear. See Note 5i.
(e)
Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

(f)
Discontinued operations relate to the Company’s Russian operations held for sale as at March 31, 2022. Property, plant and equipment related to discontinued operations are included in Assets held for sale. See Note 5ii.

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $51.2 million were recorded as at March 31, 2022.
Purchase commitments
At March 31, 2022, the Company had future commitments from continuing operations of approximately $234.2 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.
Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings.

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KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice.
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.

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KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado under which SGC shall pay to these parties a total of $45.0 million. In the first quarter of 2022, the parties moved for entry of a Consent Decree as to this settlement. In April 2022, the Court approved and entered the Consent Decree. In addition, SGC and Kinross have resolved claims with the State of Colorado as to alleged natural resource damages and, subsequent to the first quarter of 2022, following court approval of the Consent Decree as to this settlement, SGC paid the State of Colorado $1.6 million.
Income and Other Taxes
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

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